As filed with the Securities and Exchange Commission on July 25, 2019    Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MELLANOX TECHNOLOGIES, LTD.
(Exact Name of Registrant as Specified in Its Charter)

Israel (State or Other Jurisdiction of Incorporation or Organization)	98-0233400 (IRS Employer Identification Number)
Mellanox Technologies, Ltd.
Beit Mellanox, Yokneam, Israel 20692
(Address of Principal Executive Offices including Zip Code)
Mellanox Technologies, Ltd. Fourth Amended and Restated Global Share Incentive Plan (2006)
(Full Title of the Plan)

Alinka Flaminia Senior Vice President, General Counsel and Corporate Secretary Mellanox Technologies, Inc. 350 Oakmead Parkway, Suite 100 Sunnyvale, California 94085 (408) 970-3400	Copy to: Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600
(Name and Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer x Non-accelerated filer o	Accelerated filer o Smaller reporting company o Emerging growth company o
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. o
CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, nominal value NIS 0.0175 per share, to be issued under the Mellanox Technologies, Ltd. Fourth Amended and Restated Global Share Incentive Plan (2006) (the “2006 Plan”)	1,960,000 shares (2)	$111.94 (3)	$219,402,400.00	$26,591.58

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional ordinary shares which become issuable under the 2006 Plan by reason of any share dividend, share split, recapitalization or other similar transaction effected without the Registrant’s receipt of consideration which results in an increase in the number of the outstanding ordinary shares of the Registrant.

(2)	Represents 1,960,000 additional shares reserved for issuance under the 2006 Plan.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) of the Securities Act for the 1,960,000 shares registered hereunder (based on the average of the high ($112.24) and low ($111.64) prices for the Registrant’s ordinary shares reported by the Nasdaq Global Select Market on July 22, 2019).

Proposed sale to take place as soon after the registration statement is declared effective as awards under the plans are granted and/or exercised.

EXPLANATORY NOTE
On July 25, 2019, the Registrant’s shareholders approved the Mellanox Technologies, Ltd. Fourth Amended and Restated Global Share Incentive Plan (2006) (the “2006 Plan”), which amends and restates the Mellanox Technologies, Ltd. Third Amended and Restated Global Share Incentive Plan (2006) (the “Prior 2006 Plan”) in its entirety. The 2006 Plan increases the ordinary shares reserved under the Prior 2006 Plan by 1,960,000 shares. The Registrant is filing this Registration Statement on Form S-8 to register such additional shares.
PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
The information called for in Part I of Form S-8 is not being filed with or included in this Form S-8 (by incorporation by reference or otherwise) in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”).
PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3.    Incorporation of Documents by Reference
The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Registration Statement, and later information filed with the Commission will update and supersede this information. The following documents filed by us with the Commission are incorporated herein by reference:

a.	The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018 filed February 21, 2019;

b.	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed May 9, 2019;

c.
The Registrant’s Current Reports on Form 8-K filed on January 3, 2019 (solely with respect to Item 5.02), March 11, 2019 (solely with respect to Item 1.01 and Item 9.01 as it relates thereto), May 24, 2019, June 20, 2019 and July 25, 2019; and

d.
The description of the Registrant’s Ordinary Shares contained in the Registration Statement on Form 8-A (File No. 001-33299) filed February 6, 2007 under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all material incorporated by reference therein and any subsequently filed amendments and reports updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such documents except as to any portion of any future annual or quarterly report to shareholders or document or current report furnished under current items 2.02 or 7.01 of Form 8-K that is not deemed filed under such provision. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Registration Statement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Under no circumstances will any information filed under current items 2.02 or 7.01 of Form 8-K be deemed incorporated herein by reference unless such Form 8-K expressly provides to the contrary.
Item 4.    Description of Securities
Not applicable.
Item 5.    Interests of Named Experts and Counsel
Not applicable.
Item 6.    Indemnification of Directors and Officers
Subject to the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), we may indemnify, exempt or insure our office holders against certain liabilities, if a provision authorizing such indemnity, exemption or insurance is included in our articles of association (our amended and restated articles of association include such provisions).
The Companies Law allows us to insure our office holders against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to another person; and

•	a financial liability imposed on the office holder in favor of another person.
Pursuant to the Companies Law, we cannot, however, indemnify, exempt or insure our office holders against any of the following:

•
a breach of duty of loyalty, except, with respect to indemnification and insurance, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, financial sanction or forfeit levied against the office holder.
In addition, pursuant to the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of the duty of loyalty of the office holder. The company may, however, approve certain office holder’s actions performed in breach of the duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not prejudice the company and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exempt an office holder, in advance, from liability to the company, in whole or in part, for a breach of duty of care, other than in connection with a prohibited distribution to shareholders.
Pursuant to the Companies Law, we may undertake to indemnify in advance an office holder for financial obligation imposed on an office holder in favor of another person pursuant to judgments, settlements or arbitrators’ awards approved by a court, provided that such undertaking is limited to events that the board of directors deemed foreseeable based on the company’s actual activities at the time of the approval by the board of the undertaking to indemnify, and provided further that the indemnification is limited to an amount or criteria determined by the board of directors as reasonable under the circumstances and that the indemnification undertaking states the foreseeable activities and the amount or criteria. In addition, we may undertake to indemnify in advance an office holder against the following liabilities incurred for acts performed as an office holder:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding and (ii) either (A) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or (B) if the financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with financial sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or in which the office holder was convicted of an offense that does not require proof of criminal intent.

In addition, pursuant to the Companies Law, we may undertake to indemnify an office holder retroactively.
Our amended and restated articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law and the Israeli Securities Law, 1968 (the “Securities Law”). In accordance with the Securities Law, we may not indemnify or insure our office holders for a proceeding instituted against such office holder pursuant to the provisions of Chapters H’3, H’4 and I’1 under the Securities Law. In accordance with our amended and restated articles of association we may also insure and undertake to indemnify our office holders, subject to the provisions of the Companies Law and the Securities Law, for (a) expenses, including reasonable litigation expenses and legal fees, incurred by our office holders as a result of a proceeding instituted against them in relation to (1) infringements that may impose financial sanction pursuant to the provisions of ChapterH’3 under the Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, (b) payments made to injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law and (c) expenses, including reasonable litigation expenses and legal fees, incurred by our office holders as a result of a proceeding instituted against them under the Israeli Restrictive Trade Practices Law, 5748-1988, all in respect of actions taken by them in their capacity as directors or office holders of the Company or their capacity as directors or office holders of any other subsidiary of the Company.
Under the Companies Law, exemption, indemnification and insurance of office holders must be approved by our compensation committee (the “Committee”) and our board of directors and, in respect of our Chief Executive Officer and our directors, also by our shareholders. However, our compensation philosophy (the “Compensation Philosophy”) provides that directors and officers insurance coverage may be approved only by the Committee if the aggregate coverage does not exceed $100 million for all of our (and our subsidiaries’) office holders and the annual premium does not increase by 200% year over year.
In accordance with the Companies Law, our amended and restated articles of association and our Compensation Philosophy, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by law and to indemnify venture capital funds that are or were affiliated with or represented by such office holders party to such agreements. Indemnification with respect to financial obligation incurred by the office holder as a result of judgments, settlements or arbitrators’ awards approved by a court is limited to an amount or criteria determined by the board of directors as reasonable under the circumstances, and to events determined as foreseeable by our board of directors based on the company’s activities.
On March 10, 2019, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, NVIDIA International Holdings Inc., a Delaware corporation (“Parent”), Teal Barvaz Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”) and NVIDIA Corporation, a Delaware corporation (“NVIDIA”) pursuant to which Merger Sub will merge with and into the Company, and the Company will be the surviving company (the “Surviving Company”) and will become a wholly-owned subsidiary of Parent (the “Merger”).
Also pursuant to the Merger Agreement, from and after the time at which the Merger will become effective (the “Effective Time”), the Surviving Company will (and Parent will cause the Surviving Company to) indemnify and hold harmless (a) all of the Company’s and the Company subsidiaries’ past and present directors and officers and (b) each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any Company subsidiary (collectively, together with such persons’ heirs, executors, administrators and assigns the “Covered Persons”) (i) against any costs and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time and (ii) for acts or omissions occurring in connection with the process resulting in and the approval of the Merger Agreement and the consummation of the transactions contemplated thereby (the “Transactions”).
In addition, pursuant to the Merger Agreement, from and after the Effective Time, the Company, Parent, and the Surviving Company will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any action or investigation with respect to the matters subject to indemnification described in the immediately preceding sentence in accordance with the procedures (if any) set forth (a) in the Company’s or any of its subsidiary’s articles of association (or, to the extent applicable, other organizational or governance documents) and (b) in indemnification agreements, if any, in existence on the date of the Merger Agreement.
Further, pursuant to the Merger Agreement, for not less than seven years from and after the Effective Time, the articles of association of the Surviving Company and the equivalent organizational documents of each Company subsidiary will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company’s articles of association and the equivalent organizational documents of each Company subsidiary. If any action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification under the Merger Agreement on or prior to the seventh anniversary of the Effective Time, the obligations described above will continue in effect until the final disposition of such action or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of the Merger Agreement with any of the directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Company, and will continue in full force and effect in accordance with their terms.
The Merger Agreement also provides that for not less than seven years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than our and our subsidiaries’ existing policies relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as is available for such amount.
Under the Merger Agreement, prior to the Effective Time, the Company may purchase prepaid “tail” policies which provide the Covered Persons with coverage for an aggregate period of at least seven years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including the Transactions. If the Company obtains these prepaid policies, the Surviving Company will maintain such policies in full force and effect and will continue to honor the obligations thereunder.
Item 7.    Exemption from Registration Claimed
Not applicable.

Item 8.    Exhibits

Exhibit Number	Description of Exhibit
4.1	Mellanox Technologies, Ltd. Amended and Restated Articles of Association (as amended on May 24, 2018) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-Q filed on August 3, 2018)
5.1	Opinion of Herzog Fox & Neeman
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3	Consent of Herzog Fox & Neeman (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1
Mellanox Technologies, Ltd. Fourth Amended and Restated Global Share Incentive Plan (2006) (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on July 25, 2019)

Item 9.    Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California on July 25, 2019.
MELLANOX TECHNOLOGIES, LTD.

By:    /s/ Alinka Flaminia
Alinka Flaminia
Senior Vice President, General Counsel and
Corporate Secretary

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Eyal Waldman and Alinka Flaminia, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date
/s/ EYAL WALDMAN	Chief Executive Officer	July 25, 2019
Eyal Waldman	and Director (Principal Executive Officer)
/s/ DOUG AHRENS	Chief Financial Officer	July 25, 2019
Doug Ahrens	(Principal Financial and Accounting Officer)
/s/ GLENDA DORCHAK	Director	July 25, 2019
Glenda Dorchak

/s/ IRWIN FEDERMAN	Director	July 25, 2019
Irwin Federman
/s/ AMAL JOHNSON	Director	July 25, 2019
Amal Johnson
/s/ JACK LAZAR	Director	July 25, 2019
Jack Lazar
/s/ JON A. OLSON	Director	July 25, 2019
Jon A. Olson
/s/ UMESH PADVAL	Director	July 25, 2019
Umesh Padval
/s/ DAVID PERLMUTTER	Director	July 25, 2019
David Perlmutter
/s/ STEVE SANGHI	Director	July 25, 2019
Steve Sanghi
/s/ GREGORY WATERS	Director	July 25, 2019
Gregory Waters